Schedule 13G                                                         Page 1 of 5

=================== ============================================================
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                                                      --------------------------
                             UNITED STATES                  OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION  --------------------------
                       WASHINGTON, D.C. 20549         OMB Number:    3235-0145
                                                      --------------------------
                                                      Expires:  October 31, 2002
                            SCHEDULE 13G              --------------------------
                                                      Estimated average burden
                                                      hours per response....14.9
                                                      --------------------------


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                            Tripath Technology Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89672P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1(b)

/ /      Rule 13d-1(c)

/X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 5


CUSIP No.  89672P104
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Sanyo Semiconductor Corporation, 22-2129199
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group
            (See Instructions)

            (a)  / /

            (b)  / /
--------------------------------------------------------------------------------

        3.  SEC Use Only

--------------------------------------------------------------------------------

        4.  Citizenship or Place of Organization  New Jersey

--------------------------------------------------------------------------------
Number of Shares
Beneficially      5.  Sole Voting Power  1,966,666
Owned by Each
Reporting Person  --------------------------------------------------------------
With
                  6.  Shared Voting Power  0

                  --------------------------------------------------------------

                  7.  Sole Dispositive Power  1,966,666

                  --------------------------------------------------------------

                  8.  Shared Dispositive Power  0

--------------------------------------------------------------------------------

        9.  Aggregate Amount Beneficially Owned by Each Reporting Person

            1,966,666

--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (9)  7.2%

--------------------------------------------------------------------------------

        12. Type of Reporting Person (See Instructions)


            CO - CORPORATION





--------------------------------------------------------------------------------

Schedule 13G                                                         Page 3 of 5


ITEM 1.

         (a)    Tripath Technology, Inc.

         (b)    3900 Freedom Circle, Suite 200, Santa Clara, CA 95054

ITEM 2.

         (a)    Sanyo Semiconduct Corporation

         (b)    80 Commerce Drive, Allendale, NJ 07401

         (c)    New Jersey

         (d)    Common Stock

         (e)    89672P104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP

         (a)    Amount beneficially owned:  1,966,666 shares

         (b)    Percent of class:  7.2%

         (c)    Number of shares as to which the person has:

                (i)    Sole power to vote or to direct the vote:
                       1,966,666 shares

                (ii)   Shared power to vote or to direct the vote:  0

                (iii)  Sole power to dispose or to direct the disposition of:
                       1,966,666 shares

                (iv)   Shared power to dispose or to direct the disposition
                       of:  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

Schedule 13G                                                         Page 4 of 5


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

Schedule 13G                                                         Page 5 of 5


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 14, 2002
                                   ---------------------------------------------
                                                      Date

                                                 /s/ Kazumi Numata
                                   ---------------------------------------------
                                                     Signature


                                             Kazumi Numata - Treasurer
                                   ---------------------------------------------
                                                     Name/Title